
SEC MAIL PROCESSING
RECEIVED
DEC 01 2005
WASH. D.C.
203 SECTION


05044412

SECURITIES AND EXCHANGE COMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 49820

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-04 (MM/DD/YY) AND ENDING 09-30-05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solid Financial Investment Services Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2808 South Estate Drive
(No. and Street)

El Reno, OK 73036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Gassen 405-262-9292
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building Springfield, IL 62701
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul Gassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solid Financial Investment Services Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
Comm exp 8/25/07 Comm #03011085

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SOLID FINANCIAL INVESTMENT SERVICES CORPORATION

Financial Statements and Supporting Schedule

Pursuant to Rule 17a - 5 of the Securities and Exchange Commission

September 30, 2005 and 2004



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report

President and Stockholder
Solid Financial Investment Services Corporation

We have audited the accompanying statements of financial condition of Solid Financial Investment Services Corporation (an Illinois Corporation) as of September 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solid Financial Investment Services Corporation as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 9, 2005

Solid Financial Investment Services Corporation

STATEMENTS OF FINANCIAL CONDITION

September 30

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 21,075 | $ 23,373 |
| Investments | 13,596 | 11,162 |
| Commissions receivable | 5,758 | 5,683 |
| Total assets | $ 40,429 | $ 40,218 |
| **LIABILITIES** | | |
| Accounts payable | $ 2,637 | $ 3,064 |
| Commissions payable | | |
| Stockholder | 2,338 | 3,202 |
| Other | 1,294 | 1,391 |
| Income taxes payable | - | 566 |
| Total liabilities | 6,269 | 8,223 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - authorized 1,000 shares of no par value; issued and outstanding 100 shares | 5,000 | 5,000 |
| Additional contributed capital | 15,000 | 15,000 |
| Retained earnings | 13,629 | 12,782 |
| Accumulated other comprehensive income (loss) | 531 | (787) |
| Total stockholder's equity | 34,160 | 31,995 |
| Total liabilities and stockholder's equity | $ 40,429 | $ 40,218 |

The accompanying notes are an integral part of these statements.

Solid Financial Investment Services Corporation

STATEMENTS OF INCOME

For the years ended September 30

| | 2005 | 2004 |
|---|---|---|
| Revenues | | |
| Broker commissions | $ 49,539 | $ 53,453 |
| Investment income | 1,117 | 120 |
| | 50,656 | 53,573 |
| Expenses | | |
| Agents commissions | 36,766 | 38,408 |
| Dues and subscriptions | 607 | 768 |
| Interest | 20 | - |
| Licenses and permits | 370 | 150 |
| NASD fees | 3,194 | 2,579 |
| Office supplies | 1,101 | 2,066 |
| Postage | 536 | 505 |
| Repairs and maintenance | 150 | - |
| Telephone | 1,697 | 1,945 |
| Travel | 1,625 | 1,150 |
| Professional fees | 3,500 | 3,000 |
| | 49,566 | 50,571 |
| Net income before income taxes | 1,090 | 3,002 |
| Income taxes | | |
| Tax expense | 243 | 566 |
| Net income | $ 847 | $ 2,436 |

The accompanying notes are an integral part of these statements.

Solid Financial Investment Services Corporation

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended September 30

| | Common Stock | Additional Contributed Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| Balance at September 30, 2003 | $ 5,000 | $ 15,000 | $ 10,346 | $ (2,427) | $ 27,919 |
| Comprehensive income | | | | | |
| Net income | - | - | 2,436 | - | 2,436 |
| Change in unrealized loss on investments | - | - | - | 1,640 | 1,640 |
| Comprehensive income | - | - | 2,436 | 1,640 | 4,076 |
| Balance at September 30, 2004 | 5,000 | 15,000 | 12,782 | (787) | 31,995 |
| Comprehensive income | | | | | |
| Net income | - | - | 847 | - | 847 |
| Change in unrealized loss on investments | - | - | - | 1,318 | 1,318 |
| Comprehensive income | - | - | 847 | 1,318 | 2,165 |
| Balance at September 30, 2005 | $ 5,000 | $ 15,000 | $ 13,629 | $ 531 | $ 34,160 |

The accompanying notes are an integral part of these statements.

Solid Financial Investment Services Corporation

STATEMENTS OF CASH FLOWS

For the years ended September 30

| | 2005 | 2004 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ 847 | $ 2,436 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Changes in assets and liabilities | | |
| Increase (decrease) in commissions receivable | (75) | 1,301 |
| Decrease (increase) in advances | - | 555 |
| Increase (decrease) in accounts payable | (427) | 1,008 |
| Increase (decrease) in commissions payable | (960) | 1,945 |
| Increase (decrease) in income taxes payable | (566) | 485 |
| Net cash provided by (used in) operating activities | (1,181) | 7,730 |
| Cash flows from investing activities | | |
| Purchases of investments | (21) | (28) |
| Sales of investments | (1,096) | (92) |
| Net cash used in investing activities | (1,117) | (120) |
| Net increase (decrease) in cash | (2,298) | 7,610 |
| Cash at beginning of year | 23,373 | 15,763 |
| Cash at end of year | $ 21,075 | $ 23,373 |
| Cash paid during the year for | | |
| Interest | $ 20 | $ - |
| Income taxes | 243 | - |

The accompanying notes are an integral part of these statements.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*1. Nature of Operations*

Solid Financial Investment Services Corporation (the Company) was incorporated under the laws of the State of Illinois on December 12, 1996, for the purpose of dealing and brokering in securities. To date activities of the company have been limited solely to brokering shares of mutual funds within the States of Illinois, Oklahoma, and Missouri and the sale of variable annuities within the states of Illinois and Missouri. The company acts as agent for its customers by placing subscriptions for the sale of these mutual funds. Subscriptions for the mutual funds are placed in the customers' names, the shares are held by the fund's custodians, and the Company's only financial involvement is through receipt of commissions (loads). The Company is a member of the National Association of Security Dealers (NASD).

*2. Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2005 and 2004, the Company did not have any cash equivalents.

*3. Investments*

Marketable investment securities, consisting of mutual funds held for long-term investment, are carried at fair market value at September 30, 2005 and 2004. The Company intends to hold such investments for an indefinite period and, therefore, are classified as available-for-sale at September 30, 2005 and 2004.

*4. Receivables*

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

*5. Broker Commissions and Agent Commissions*

Broker commissions and the related agent commissions are recognized on a trade date basis. The Company received its broker commissions from Pioneering Services Corporation and Allmerica Financial Life for the years ended September 30, 2005 and 2004. In addition, the Company incurred commission expense by passing a portion of its commission (load) to the Company's independent sales force.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*6. Comprehensive Income*

The Company adopted the provisions of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130) in the current year. FAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from nonowner sources. Accumulated other comprehensive income as reported in the accompanying balance sheet represents unrealized loss on available-for-sale securities.

*7. Income Taxes*

Taxes are provided on all revenue and expense items included in the statement of income, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting income and taxable income.

*8. Net Capital Requirement*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005 and 2004, the Company had net capital of $ 27,095 and $ 25,330, respectively, which was $ 22,095 and $ 20,330 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .140 to 1 and .185 to 1 at September 30, 2005 and 2004, respectively.

*9. Exemption from Determination of Reserve Requirement under Rule 15c3-3*

For the periods ended September 30, 2005 and 2004, based on section (K)(1) of the Rule 15c3-3, the Company was exempt from the Rule 15c3-3, under the Securities Exchange Act of 1934 which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule for the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c3-3(e) is presented due to this exemption.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

*10. Use of Estimates in Preparing Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## NOTE B - INCOME TAXES

The Company accounts for income taxes on the liability method, as provided by Statement of Financial Accounting Standards 109, *Accounting for Income Taxes* (SFAS 109). For the periods ended September 30, 2005 and 2004, the Company incurred a current federal tax provision of zero and $ 566, respectively. There were no deferred income taxes at September 30, 2005 and 2004.

## NOTE C - TRANSACTIONS WITH STOCKHOLDER

The stockholder of the Company earned commission in the normal course of brokering mutual funds. At September 30, 2005 and 2004, the Company owed this stockholder $ 2,338 and $ 3,202 for commissions earned.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

September 30, 2005 and 2004

Solid Financial Investment Services Corporation

SCHEDULE OF NET CAPITAL

September 30

| | 2005 | 2004 |
|---|---|---|
| Net capital | | |
| Stockholder's equity | $ 34,160 | $ 31,995 |
| Less stockholder's equity not allowable for net capital | - | - |
| Additions | - | - |
| Deductions and/or charges | 5,026 | 4,991 |
| Less haircuts on securities | 2,039 | 1,674 |
| Net capital | $ 27,095 | $ 25,330 |
| Aggregate indebtedness | | |
| Items in statement of financial condition | | |
| Accounts payable | $ 2,637 | $ 3,064 |
| Commissions payable | 3,632 | 4,593 |
| Income taxes payable | - | 566 |
| Items not included in statement of financial condition | - | - |
| Less adjustment based on special reserve bank accounts | - | - |
| Nonaggregate indebtedness commission payable | (2,859) | (3,546) |
| Total aggregate indebtedness | $ 3,410 | $ 4,677 |
| Computation of basic net capital requirement | | |
| Minimum net capital required, based on aggregate indebtedness | $ 227 | $ 312 |
| Minimum statutory capital requirements | $ 5,000 | $ 5,000 |
| Excess net capital | $ 22,095 | $ 20,330 |
| Ratio of aggregate indebtedness to net capital | .126 to 1 | .185 to 1 |

**Statement Pursuant to Paragraph (d) (4) of Rule 17a-5**

There are no material differences between this computation of net capital and the corresponding computation prepared by Solid Financial Investment Services Corporation and included in the Company's unaudited Part IIA Focus Report filing as of the same date.



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

President and Stockholder
Solid Financial Investment Services Corporation

In planning and performing our audit of the financial statements of Solid Financial Investment Services Corporation for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Solid Financial Investment Services Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal controls elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 9, 2005

SOLID FINANCIAL INVESTMENT SERVICES CORPORATION

MEMBERSHIP STATUS IN THE
SECURITIES INVESTOR PROTECTION CORPORATION

September 30, 2005 and 2004

Solid Financial Investment Services Corporation, qualified for exclusion from membership in the Securities Investor Protection Corporation during the years ended September 30, 2005 and 2004, under Section 78ccc(a)(2)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership covering the years ended September 30, 2005 and 2004, (Form SIPC-3) was filed with the Securities Investor Protection Corporation, 805 Fifteenth Street N.W., Suite 800, Washington, DC 20005-2215, on January 4, 2005.


KEB

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report on the Company's Claim
of Exclusion from Membership in the
Securities Investor Protection Corporation

President and Stockholder
Solid Financial Investment Services Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of Solid Financial Investment Services Corporation as of September 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended and have issued our report thereon dated November 9, 2005.

In connection with our audit, nothing came to our attention that caused us to believe that the company was not eligible for claiming exclusion from membership in the Securities Investor Protection Corporation (SIPC) under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, as explained on page 14, for the years ended September 30, 2005 and 2004. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of such ineligibility.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
November 9, 2005